NEWS RELEASE

June 17, 2003

Trading Symbol: TSX: RNG

RIO NARCEA RECEIVES POSITIVE ENVIRONMENTAL IMPACT DECLARATION FOR AGUABLANCA NICKEL PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment for the Aguablanca Ni-Cu-PGM project in southwestern Spain. This key declaration was published today in the “Boletín Official del Estado” (Official Government Bulletin).

Rio Narcea has crossed an important milestone in the development of the Aguablanca project and will proceed immediately with project construction.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its extensive land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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